Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Regency Centers Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-24971, No. 333-55062, No. 333-125857, No. 333-149872, and No. 333-174662) on Form S-8 of Regency Centers Corporation of our report dated June 24, 2015 with respect to the statement of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of Regency Centers 401(k) Profit Sharing Plan.

/s/ Dixon Hughes Goodman LLP

Jacksonville, Florida
June 24, 2015
Certified Public Accountants